82-3135

TATA

16th June 2006

BJ/SH-L2/231

06014825

By Hand Delivery

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 29 2006
WASH DC
213

SUPPL

Bombay Stock Exchange Ltd.
Corporate Relationship Department
Rotunda Building, First Floor
New Trading Ring, Dalal Street
Mumbai 400 001

Dear Sirs,

This is with further reference to our letter No.BJ/SH-L2/213 dated 29th May 2006 forwarding the following:-

1. Audited Annual Financial Results of the Company for the year ended 31st March 2006 and
2. Unaudited Consolidated Financial Results of the Company for the year ended 31st March 2006.

Pursuant to Clause 41 of the Listing Agreement, we forward herewith the Audited Financial Results (Consolidated) of the Company for the year ended 31st March 2006, as approved by the Board of Directors on 16th June 2006.

Yours faithfully,
For The Tata Power Co. Ltd.

H M Mistry

(H M Mistry)
Asst. Company Secretary

Encls.

PROCESSED
JUL 03 2006
THOMSON
FINANCIAL

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

dlw 7/3

TATA POWER
The Tata Power Company Limited
Registered Office Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 5665 8282 Fax 91 22 5665 8801

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

AUDITED FINANCIAL RESULTS (CONSOLIDATED) FOR THE YEAR ENDED 31ST MARCH, 2006

Particulars	Year ended 31-Mar-06	Year ended 31-Mar-05
	Rs. Crores	Rs. Crores
1. a) Revenue from Power Supply	**5,330.16**	**4,441.16**
b) Income from Other Operations	**365.29**	**513.56**
2. Expenditure		
a) Staff Cost	245.76	211.92
b) Cost of Power Purchased	1,340.70	962.15
c) Cost of Fuel	2,396.51	1,863.98
d) Cost of components, materials & services in respect of contracts	215.13	193.24
e) Other expenditure	504.48	530.69
f) Total expenditure (2a to 2e)	4,702.58	3,761.98
3. Operating Profit	992.87	1,192.74
4. Other Income	309.21	348.45
5. Interest and Finance Charges	180.65	206.77
6. Gross Profit after interest and finance charges but before Depreciation and Tax (3+4-5)	1,121.43	1,334.42
7. Depreciation/Amortisation	345.73	475.12
8. Provision for Contingencies	(30.00)	30.00
9. Profit before Minority Interest, Share of Associates and Provision for Taxation (6-7-8)	**805.70**	**829.30**
10. Provision for Taxation		
a) Current Tax	167.56	172.88
b) Deferred Tax	(7.32)	68.13
c) Fringe Benefit Tax	8.45	-
11. Net Profit after Tax before share of Associates, Minority Interests and Statutory Appropriations (9-10)	637.01	588.29
12. Share of (profit)/loss of Associates	(110.20)	(3.02)
13. Net Profit after Tax before Minority Interests and Statutory Appropriations (11-12)	747.21	591.31
14. Minority Interests	(0.19)	0.34
15. Net Profit before Statutory & Special Appropriations (13-14)	**747.40**	**590.97**
16. Statutory & Special Appropriations	35.29	(3.73)
17. Distributable Profit (15-16)	712.11	594.70
18. Paid-up Equity Share Capital (Face Value: Rupees Ten per share)	197.88	197.88
19. Reserves including Statutory Reserves	**4,682.54**	**4,129.66**
20. Earnings per Share (on Profit after Taxes, Statutory Appropriations and Minority Interest on shares outstanding) (In Rupees)		
Basic Earnings per share	35.95	30.02
Diluted Earnings per share	33.78	29.83

Notes :

1. The following Subsidiaries, Associates and Joint Ventures have been considered for the purpose of preparing Consolidated Financial Accounts as per Accounting Standards on :
   a) Consolidated Financial Statements (AS-21)
   b) Accounting for Investments in Associates in Consolidated Financial Statements (AS-23)
   c) Financial Reporting of Interest in Joint Ventures (AS-27)

Name of the Company	Ownership in % either directly or through Subsidiaries
Subsidiaries :	
Chemical Terminal Trombay Ltd.	100
Af-Taab Investment Co. Ltd.	100
Tata Power Trading Co.Ltd.	100
Alaknanda Hydro Power Co. Ltd. (fully owned Subsidiary upto 12th November, 2005)	-
Tata Power Broadband Co. Ltd. (fully owned Subsidiary upto 31st October, 2005)	-
Powerlinks Transmission Ltd.	51
NELCO Ltd. (Subsidiary effective 31st December, 2005)	50.04
Tatanet Services Ltd. (83.33% Subsidiary of NELCO Ltd.)	83.33
Maithon Power Ltd. (Subsidiary effective 2nd September, 2005)	74
Associates :	
NELCO Ltd. (upto 30th December, 2005)	49.82
Panatone Finvest Ltd.	39.98
Tata BP Solar India Ltd.	49
Tata Ceramics Ltd.	40
Tata Projects Ltd.	30
Yashmun Engineers Ltd.	27.27
Vantech Investments Ltd.	50
Nelito Systems Ltd. (49.46% Associate of NELCO Ltd.)	49.46
Joint Ventures :	
North Delhi Power Ltd.	49

2. Other Income for the year ended 31st March, 2006 includes Profit on sale of Investment in Subsidiary - Rs. 119.81 crores - Tata Power Broadband Co. Ltd. (*31st March, 2005 - Rs. 139.65 crores - Tata Petrodyne Ltd.*).
3. Previous Year figures contain transactions of Tata Petrodyne Ltd. - a fully owned Subsidiary upto 10th March, 2005.
4. The above Consolidated Financial Results have been taken on record by the Board today.

Date: 16th June, 2006.

For and on behalf of the Board of
THE TATA POWER COMPANY LIMITED

Tata

RATAN N TATA
Chairman

TATA